                                              -------------------------------
                                              /        OMB APPROVAL         /
                                              -------------------------------
                                              / OMB Number:       3235-0360 /
                                              / Expires:   June 30, 2000    /
                                              / Estimated average burden    /
                                              / hours per response.....0.05 /
                                              -------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                      Date examination completed:
811-08236                                                                   October 31, 1999
------------------------------------------------------------------------------------------------------------
2. State identification Number:
       -----------------------------------------------------------------------------------------------------
        AL               AK               AZ               AR               CA               CO
       -----------------------------------------------------------------------------------------------------
        CT               DE               DC               FL               GA               HI
       -----------------------------------------------------------------------------------------------------
        ID               IL               IN               IA               KS               KY
       -----------------------------------------------------------------------------------------------------
        LA               ME               MD               MA               MI               MN
       -----------------------------------------------------------------------------------------------------
        MS               MO               MT               NE               NV               NH
       -----------------------------------------------------------------------------------------------------
        NJ               NM               NY               NC               ND               OH
       -----------------------------------------------------------------------------------------------------
        OK               OR               PA               RI               SC               SD
       -----------------------------------------------------------------------------------------------------
        TN               TX               UT               VT               VA               WA
       -----------------------------------------------------------------------------------------------------
        WV               WI               WY               PUERTO RICO
       -----------------------------------------------------------------------------------------------------
        Other (specify):
------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
Northern Funds
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
50 South LaSalle, Chicago, Illinois 60675
------------------------------------------------------------------------------------------------------------
INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

   1.   All items must be completed by the investment company.
   2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

   3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                 SEC 2198 (4-00)

                         Independent Auditors' Report
                         ----------------------------


To the Board of Directors of
the Northern Funds and the
Securities and Exchange Commission:

We have examined management's assertion about the Northern Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 31, 2000 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2000, and with respect to agreement of security purchases and sales, for the period from January 31, 2000 (the date of our last examination) through March 31, 2000.

 . Securities included on the safekeeping reports of The Northern Trust Company
  (the "Company") for the Northern Funds which were designated as being located in the vaults of the Company, 50 S. LaSalle St., Chicago, IL; and The Northern Trust Company of New York, 80 Broad St., New York, New York were counted and inspected by us.

 . Securities included on the safekeeping reports of the Company which were designated as being held by institutions in book entry form (which include securities owned by the Northern Funds) were confirmed by us at March 31, 2000, with those institutions which use the book entry method of accounting for securities; i.e., the Federal Reserve Bank of Chicago, Participants Trust Company, and the Depository Trust Company.

 . We reviewed the Company's reconciliations, which were prepared by personnel of the Company, of the Company's safekeeping reports to the above-noted confirmations from the Federal Reserve Bank of Chicago, Participants Trust Company, and the Depository Trust Company and, where appropriate, tested certain reconciling items, noting the propriety of their resolution. On a test basis, we agreed securities shown on the Company's safekeeping reports to such confirmations from the Federal Reserve Bank of Chicago, Participants
  Trust Company, and the Depository Trust Company to the Company's safekeeping report.

 . We reviewed the Company's reconciliations, which were prepared by personnel of the Company, of the Company's safekeeping reports, to the statements of holdings received by the Company from its global subcustodians. We agreed all securities on the books and records of the Northern Funds to the securities designated as securities of the Northern Funds on the Company's safekeeping reports. We reviewed reconciling items between the Company's safekeeping reports and the global subcustodians' records, noting the propriety of their resolution.

 . We received independent confirmations from various mutual fund companies indicating the shares of mutual funds owned by the Northern Funds. We agreed the shares to the Company's safekeeping reports.

 . We reviewed March 31, 2000 deposit tickets for Eurodollar deposits for the Company. We tied the total deposits to the Eurodollar reconciliations obtained from the Company. We agreed all Eurodollar deposits on the books and records of the Northern Funds to the Eurodollar deposits designated as deposits of the Northern Funds on the Company's reconciliations.

 . We reviewed the broker statement received by the Company, which indicated the futures position as of March 31, 2000, and agreed the position to the Northern Funds books and records.

 . We reviewed custodian reports from various financial corporations indicating the Company's holdings in commercial paper notes and agreed these holdings to the Northern Funds books and records.

 . We reviewed the most recent independent public accountants' report on internal controls for the Northern Trust Corporation for the year ended December 31, 1999.

 . On a scope basis, we agreed security purchases and sales or maturities to the broker confirmations and books and records of the Northern Funds noting they had been properly recorded.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Northern Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the Northern Funds and the Securities and Exchange Commission and should not be used for any other purpose.



Arthur Andersen LLP

Chicago, Illinois
September 5, 2000

                Management Statement Regarding Compliance with
           Certain Provisions of the Investment Company Act of 1940


We, as members of management of the Northern Funds (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of March 31, 2000, and from January 31, 2000 through March 31, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000, and from January 31, 2000 through March 31, 2000, with respect to securities and similar investments reflected in the investment accounts of the Funds.


The Northern Trust Company


By: /s/ Stuart Schuldt
    ------------------
    Stuart Schuldt, Vice President

By: /s/ Brian Ovaert
    ----------------
    Brian Ovaert, Senior Vice President

                                              -------------------------------
                                              /        OMB APPROVAL         /
                                              -------------------------------
                                              / OMB Number:       3235-0360 /
                                              / Expires:   June 30, 2000    /
                                              / Estimated average burden    /
                                              / hours per response.....0.05 /
                                              -------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                      Date examination completed:
811-08236                                                                   March 31, 2000
------------------------------------------------------------------------------------------------------------
2. State identification Number:
       -----------------------------------------------------------------------------------------------------
        AL               AK               AZ               AR               CA               CO
       -----------------------------------------------------------------------------------------------------
        CT               DE               DC               FL               GA               HI
       -----------------------------------------------------------------------------------------------------
        ID               IL               IN               IA               KS               KY
       -----------------------------------------------------------------------------------------------------
        LA               ME               MD               MA               MI               MN
       -----------------------------------------------------------------------------------------------------
        MS               MO               MT               NE               NV               NH
       -----------------------------------------------------------------------------------------------------
        NJ               NM               NY               NC               ND               OH
       -----------------------------------------------------------------------------------------------------
        OK               OR               PA               RI               SC               SD
       -----------------------------------------------------------------------------------------------------
        TN               TX               UT               VT               VA               WA
       -----------------------------------------------------------------------------------------------------
        WV               WI               WY               PUERTO RICO
       -----------------------------------------------------------------------------------------------------
        Other (specify):
------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
Northern Funds
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
50 South LaSalle, Chicago, Illinois 60675
------------------------------------------------------------------------------------------------------------
INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

   1.   All items must be completed by the investment company.
   2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

   3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                 SEC 2198 (4-00)

                         Independent Auditors' Report
                         ----------------------------


To the Board of Directors of
the Northern Funds and the
Securities and Exchange Commission:

We have examined management's assertion about the Northern Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 1999, and with respect to agreement of security purchases and sales, for the period from March 31, 1999 (the date of our last examination) through October 31, 1999. All procedures were performed without prior notice to management:

 . Securities included on the safekeeping reports of The Northern Trust Company
  (the "Company") for the Northern Funds which were designated as being located in the vaults of the Company, 50 S. LaSalle St., Chicago, IL; and The Northern Trust Company of New York, 80 Broad St., New York, New York were counted and inspected by us.

 . Securities included on the safekeeping reports of the Company which were designated as being held by institutions in book entry form (which include securities owned by the Northern Funds) were confirmed by us at October 31, 1999, with those institutions which use the book entry method of accounting for securities; i.e., the Federal Reserve Bank of Chicago, Participants Trust Company, and the Depository Trust Company.

 . We reviewed the Company's reconciliations, which were prepared by personnel of the Company, of the Company's safekeeping reports to the above-noted confirmations from the Federal Reserve Bank of Chicago, Participants Trust Company, and the Depository Trust Company and, where appropriate, tested certain reconciling items, noting the propriety of their resolution. On a test basis, we agreed securities shown on the Company's safekeeping reports to such confirmations from the Federal Reserve Bank of Chicago, Participants Trust Company, and the Depository Trust Company to the Company's safekeeping report.

 . We reviewed the Company's reconciliations, which were prepared by personnel of the Company, of the Company's safekeeping reports, to the statements of holdings received by the Company from its global subcustodians. We agreed all securities on the books and records of the Northern Funds to the securities designated as securities of the Northern Funds on the Company's safekeeping reports. We reviewed reconciling items between the Company's safekeeping reports and the global subcustodians' records, noting the propriety of their resolution.

 . We received independent confirmations from various mutual fund companies indicating the shares of mutual funds owned by the Northern Funds. We agreed the shares to the Company's safekeeping reports.

 . We reviewed October 31, 1999 deposit tickets for Eurodollar deposits for the Company. We tied the total deposits to the Eurodollar reconciliations obtained from the Company. We agreed all Eurodollar deposits on the books and records of the Northern Funds to the Eurodollar deposits designated as deposits of the Northern Funds on the Company's reconciliations.

 . We reviewed the broker statement received by the Company, which indicated the futures position as of October 31, 1999, and agreed the position to the Northern Funds books and records.

 . We reviewed custodian reports from various financial corporations indicating the Company's holdings in commercial paper notes and agreed these holdings to the Northern Funds books and records.

 . We reviewed the most recent independent public accountants' report on internal controls for the Northern Trust Corporation for the year ended December 31, 1998.

 . On a scope basis, we agreed security purchases and sales or maturities to the broker confirmations and books and records of the Northern Funds noting they had been properly recorded.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Northern Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1999 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the Northern Funds and the Securities and Exchange Commission and should not be used for any other purpose.



Arthur Andersen LLP

Chicago, Illinois
August 18, 2000

                Management Statement Regarding Compliance with
           Certain Provisions of the Investment Company Act of 1940


We, as members of management of the Northern Funds (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of October 31, 1999, and from March 31, 1999 through October 31, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1999, and from March 31, 1999 through October 31, 1999, with respect to securities and similar investments reflected in the investment accounts of the Funds.


The Northern Trust Company


By: /s/ Stuart Schuldt
    ------------------
    Stuart Schuldt, Vice President

By: /s/ Brian Ovaert
    ----------------
    Brian Ovaert, Senior Vice President